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                            June 8, 2022

       Paul Davis
       General Counsel
       Xperi Corp. (c/o TiVo Product HoldCo LLC)
       2160 Gold Street
       San Jose, CA 95002

                                                        Re: TiVo Product HoldCo
LLC
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form 10
                                                            Submitted May 12,
2022
                                                            CIK No. 0001788999

       Dear Mr. Davis:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 10

       Exhibit 99.1
       Risk Factors
       If we fail to maintain effective internal control over financial reporting..., page 45

   1. You state that Xperi implemented remediation plans in response to their identified material weaknesses and
concluded that such weaknesses were remediated as of
                                                        December 31, 2021.
Please reconcile this disclosure with the information provided in the
                                                        December 21, 2021
amendment where you indicated that you expect to complete your remediation efforts in
the fourth quarter of 2021. However, you also stated that the material weaknesses
will not be considered remediated until the applicable remediated
 Paul Davis
Xperi Corp. (c/o TiVo Product HoldCo LLC)
June 8, 2022
Page 2
      controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Also, revise to include a discussion of how such weaknesses were remediated.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Provision for (Benefit from) Income Taxes, page 79

2. We note from the tables in Note 13 that your foreign pre-tax losses have increased significantly in 2021 and the foreign rate differential had a significant impact on your effective tax rate. We also note that the foreign pre-tax loss in 2021 is consistent with that in 2019 yet the impact of foreign taxes was significantly different. Please revise to explain the relationship between foreign pre-tax loss and the foreign effective tax rates in greater detail. To the extent that certain countries have had a more significant impact on your effective tax rate, revise to disclose this information for each period presented and provide a discussion of how potential changes in such foreign jurisdictions may impact your results of operations. We refer you to Item 303(b) of Regulation
S-K.
Business, page 95

3. Please refer to our prior comment 11 from our letter dated November 8, 2021 and disclose the amount or percentage of revenue by product category to provide context to your business discussion. In addition, in your Management's Discussion and Analysis, discuss trends in your product categories and how they have impacted or are reasonably likely to impact your results of operations .
        You may contact Christine Dietz, Senior Staff Accountant, at (202) 551-3408 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNamePaul Davis
                                                    Division of Corporation
Finance
Comapany NameXperi Corp. (c/o TiVo Product HoldCo LLC)
                                                    Office of Technology
June 8, 2022 Page 2
cc:       Mike Ringler, Esq.
FirstName LastName